SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 06 November 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 06 November 2026
           re: Transaction in Own Shares

06 November 2026

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to the Broker, as announced on 31 July 2026.

Purchases pursuant to the share buyback programme announced 31 July 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
02/11/2026	48,401,586	96.2400	93.7000	95.2026
03/11/2026	45,822,881	96.0200	94.2400	94.8105
04/11/2026	25,710,350	98.2000	94.4600	96.6651
05/11/2026	9,158,000	99.8000	95.8400	98.5722
06/11/2026	10,000,000	96.8600	95.3000	96.0291

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2344C_1-2026-11-6.pdf

- END -

For further information:

Investor Relations

Douglas Radcliffe                                                                                                   +44 (0)20 7356 1571

Group Investor Relations Director

douglas.radcliffe@lloydsbanking.com

Corporate Affairs

Matt Smith                                                                                                              +44 (0)20 7356 3522

Head of Media Relations

matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 06 November 2026